Filed by Earthstone Energy, Inc. Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: Earthstone Energy, Inc. Commission File No.: 001-35049

On August 21, 2023, Earthstone Energy, Inc. (“Earthstone” or the “Company”) sent the following communication relating to its pending transaction with Permian Resources Corporation (“Permian Resources”) to Earthstone’s employees.
Earthstone/Permian Resources Transaction Employee Frequently Asked Questions
1.What was announced?
Earthstone entered into a definitive merger agreement under which, after satisfaction of customary closing conditions, Permian Resources (NYSE: PR) will acquire Earthstone (NYSE: ESTE) in an all-stock transaction valued at $4.5 billion (including debt). Through this transaction, Earthstone will become part of an organization with substantial resources and assets. Earthstone is confident this transaction will increase long-term value creation and give Earthstone shareholders the opportunity to benefit from owning a large-cap premier Permian Basin company.
2.Why Permian Resources?
The Earthstone Board of Directors unanimously determined that the Permian Resources transaction is expected to maximize value, minimize operational and commodity risk, and is in the best interest of Earthstone and its shareholders. We are confident this transaction will increase long-term value creation and give Earthstone shareholders the opportunity to benefit from owning a premier, large-cap Permian Basin company.
3.When will the transaction be completed?
The transaction is expected to close in the fourth quarter of 2023, subject to customary closing conditions, including Earthstone shareholder approval and receipt of regulatory approvals.
4.Does this transaction change Earthstone’s priorities?
Until this transaction is completed, Earthstone and Permian Resources will each continue to operate as independent companies. At Earthstone, we will operate business as usual, staying focused on executing our business and operating plan in a safe and environmentally responsible manner.
5.What does this transaction mean for Earthstone and its employees?
Thanks to your hard work, Earthstone has grown into a company known for its exceptional operational, financial, safety, and environmental performance. This transaction – and the value it is expected to deliver for Earthstone stakeholders – is a testament to you and your outstanding efforts. We truly believe that our people are our most vital asset. We expect that Permian Resources will want to retain the large majority of our non-officer employees, but no specifics have been determined. We appreciate that this transaction creates considerable uncertainty for Earthstone employees, and we will be working diligently with Permian Resources to work through go-forward employment status on as expeditious a timeline as is practical.
6.What will happen to my shares of Earthstone stock and RSUs in the transaction?

At completion of this transaction, all shares of Earthstone stock will convert into shares of Permian Resources stock based on an exchange ratio of 1.446. This means that for each Earthstone share that you hold, you will be entitled to receive 1.446 Permian Resources shares, with a cash payment made in lieu of any fractional shares. For example, if you own 1,000 shares of Earthstone stock, upon the closing of the transaction, you will receive 1,446 shares of Permian Resources stock.
All unvested Earthstone RSUs will become fully vested at completion of this transaction and will be converted into shares of Permian Resources based on the 1.446 exchange ratio, with a cash payment made in lieu of any fractional shares.
7.Will I be eligible for a 2023 AIP cash bonus?
All bonus-eligible employees will remain eligible for a 2023 annual incentive cash bonus based upon Earthstone performance consistent with Earthstone’s past practices, which are expected to be paid out in accordance with Earthstone’s normal course December timeframe.
8.If I am not retained as an employee by Permian Resources, will I be entitled to receive severance or other separation benefits?
Yes, any employee whose employment is terminated upon or within 18 months following the closing of the transaction by Permian Resources without cause or due to his or her resignation for good reason will be eligible for severance benefits. This will include:
–Lump sum cash severance payment equal to twelve months of base salary;
–Lump sum cash payment equal to twelve months of COBRA premiums; and
–Payment of an annual bonus for the year of termination to the extent unpaid as of the termination of employment (prorated if the year of termination is any year other than 2023).

9.What will my role be at Permian Resources following the closing of the transaction?
If your role is largely unimpacted by the transaction, then you will not be eligible to receive the severance payments and benefits outlined in Question 8 above. If Permian Resources implements a requirement to move more than 50 miles away from your current job location or materially reduces your base salary, then you may be eligible to resign and receive the severance payments and benefits outlined in Question 8 above.
10.What will happen to Earthstone’s 401(k) plan?
We are still working on the details of benefits, such as the 401(k) plan. For now, employer matching contributions will continue through closing. Further details will be provided as they become available.
No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Earthstone Energy, Inc. (“Earthstone”) and Permian Resources Corporation (“Permian”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, Permian will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Earthstone and Permian and a prospectus of Permian. The Transaction will be submitted to Earthstone’s stockholders and Permian’s stockholders for their consideration. Earthstone and Permian may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Permian and Earthstone. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Permian or Earthstone may file with the SEC or send to stockholders of Permian or Earthstone in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF EARTHSTONE AND PERMIAN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Permian or Earthstone through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Earthstone will be made available free of charge on Earthstone’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246. Copies of documents filed with the SEC by Permian will be made available free of charge on Permian’s website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld St., Ste. 1000, Midland, TX 79701, Tel. No. (432) 695-4222.
Participants in the Solicitation
Permian, Earthstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.
Information regarding Earthstone’s directors and executive officers is contained in the proxy statement for Earthstone’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Earthstone’s website at https://www.earthstoneenergy.com. Information regarding Permian’s executive officers and directors is contained in the proxy statement for the Permian’s 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-
K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Permian’s website at https://www.permianres.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Permian or Earthstone expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,”
“foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Permian may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Earthstone may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Permian’s common stock or Earthstone’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Permian and Earthstone to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Permian’s or Earthstone’s control, including those detailed in Permian’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.permianres.com and on the SEC’s website at http://www.sec.gov, and those detailed in Earthstone’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Earthstone’s website at https://www.earthstoneenergy.com and on the SEC’s website at

http://www.sec.gov. All forward-looking statements are based on assumptions that Permian or Earthstone believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Permian and Earthstone undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.